July 27, 2023

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie

Re:	Intelligent Bio Solutions Inc.
Registration Statement on Form S-1
Filed July 12, 2023
File No. 333-273219

Ladies and Gentlemen:

This letter is being submitted on behalf of Intelligent Bio Solutions Inc. (the “Company” or “INBS”) in response to the comment letter, dated July 19, 2023, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on July 12, 2023 (the “Registration Statement”). The Company’s Amendment No. 1 Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Registration Statement on Form S-1 filed July 12, 2023

Incorporation of Certain Information by Reference, page 77

1. We note that you do not currently appear to be eligible to incorporate information by reference. Refer to General Instruction VII.C of Form S-1. We further note that you incorporate by reference the information required by Item 11(l) of Form S-1, which includes the information required by Item 402 of Regulation S-K. This Item requires information as of the last completed fiscal year. Please revise to either (i) specifically include all required information incorporated by reference or (ii) file your 2023 Annual Report on Form 10-K, including the information required by Item 402 of Regulation S-K, and revise your incorporation by reference section to specifically incorporate by reference the 10-K.

Response:

The Company notes the Staff’s comment and has expanded its disclosure in the Amended Registration Statement to specifically include all required information previously incorporated by reference.

*  *  *

Securities and Exchange Commission July 27, 2023

Should you have any questions regarding the foregoing, please do not hesitate to contact Johnathan Duncan at (212) 745-9539.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Johnathan C. Duncan
By:	Johnathan C. Duncan

cc: Harry Simeonidis, CEO and President